SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NU HOLDINGS LTD.

MATERIAL FACT

Grand Cayman, Cayman Islands, June 28, 2023 - Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU | B3: NUBR33), in continuity with the Material Fact disclosed on April 5, 2023 ("Material Fact"), hereby informs its shareholders and the market that, at the meeting held on June 27, 2023, the CVM Collegiate approved, in its entirety, the New Plan for Discontinuance of the Company's Level III BDR Program, in the exact terms indicated in the abovementioned Material Fact.

Thus, during a 30-day period ("Settlement Period"), all holders of Level III BDRs, including participants in the NuSócios Client Program, will be given a choice to:

i. remain as Company's shareholders through the receipt, abroad, of Class A Ordinary Shares, in the proportion of Level III BDRs held by each holder (each Level III BDR representing one-sixth (1/6) of a Class A ordinary Share);

ii. remain as holders of the Company's BDRs through the receipt of Unsponsored Level I BDRs, in the proportion of 1:1 for the Level III BDRs held by each holder; or

iii. if no declaration during the Settlement Period is made, the Company will sell all the underlying shares of its Level III BDRs, and the former holders of such Level III BDRs will receive, for each Level III BDR, an amount equivalent to the average price per share at which the shares were sold, after deduction of all taxes which may be due in accordance with applicable legislation.

The Company will keep the market, its shareholders and NuSócios Program Clients informed about the subject of this Material Fact, and will timely disclose to BDR holders the beginning of the Definition Period and the details of the procedures for the discontinuance of the Level III BDR Program.

Contacts:

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  June 28, 2023